                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 4)*

                   Under the Securities Exchange Act of 1934

                           THE MEN'S WEARHOUSE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   587118100
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                                 (CUSIP Number)

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                         -------------------
CUSIP NO. 587118100                    13 G                    Page 2 of 6 Pages
--------------------                                         -------------------


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                     NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1

                     James Edward Zimmer 1989 Living Trust
--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[ ]
          2

                                                                          (b)[ ]
--------------------------------------------------------------------------------
                     SEC USE ONLY
          3

--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
          4
                     TEXAS
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                                     SOLE VOTING POWER

                               5     1,067,823 shares*
                               -------------------------------------------------
         NUMBER OF                   SHARED VOTING POWER
           SHARES              6
        BENEFICIALLY                 -0-
           OWNED
          BY EACH              -------------------------------------------------
         REPORTING                   SOLE DISPOSITIVE POWER
           PERSON              7
            WITH                     1,067,823 shares*
                               -------------------------------------------------
                                     SHARED DISPOSITIVE POWER

                               8     -0-
--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

          9
                     1,067,823 shares
--------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

         10

--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11
                     5.1%

--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON*

         12
                     00
--------------------------------------------------------------------------------


* James E. Zimmer, as Trustee of the James Edward Zimmer 1989 Living Trust, is vested with the sole power to vote with respect to the securities.

**     See instructions.

JAMES EDWARD ZIMMER 1989 LIVING TRUST                          PAGE 3 OF 6 PAGES


Item 1.       (a)    Name of Issuer:  The Men's Wearhouse, Inc.

              (b)    Address of Issuer's Principal Executive Offices: 40650
                     Encyclopedia Circle     and   5803 Glenmont Drive Fremont,
                     California 94538              Houston, Texas 77081

Item 2.       (a)    Name of Person Filing:  James Edward Zimmer 1989 Living
                     Trust

              (b)    Address of Principal Business Office or, if none,
                     Residence:
                     5803 Glenmont Drive
                     Houston, Texas 77081

              (c)    Citizenship:  Texas

              (d) Title of Class of Securities: Common Stock, $.01 par value

              (e)    CUSIP#:  587118100

Item 3.       Not Applicable.

Item 4.       (a)    Amount Beneficially Owned:  1,067,823 shares

              (b)    Percent of Class:   5.1%

              (c)    (i)    Sole Voting Power:  1,067,823 shares
                     (ii)   Shared Voting Power:  -0-
                     (iii)  Sole Dispositive Power:  1,067,823 shares
                     (iv)   Shared Dispositive Power:  -0-

Item 5.       Not Applicable

Item 6.       Not Applicable

Item 7.       Not Applicable

Item 8.       Not Applicable

Item 9.       Not Applicable

Item 10.      Not Applicable

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   2/3/97
                                  --------------------------------------------
                                                    Date



                                               James E. Zimmer
                                  --------------------------------------------
                                            James E. Zimmer, Trustee
                                     James Edward Zimmer 1989 Living Trust

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CUSIP NO. 587118100                    13 G                    Page 4 of 6 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
                     NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          1

                     James E. Zimmer

--------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[ ]
          2

                                                                          (b)[ ]
--------------------------------------------------------------------------------
                     SEC USE ONLY

          3


--------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION

          4
                     USA

--------------------------------------------------------------------------------
                                     SOLE VOTING POWER

                               5     1,069,646 shares*
                               -------------------------------------------------
         NUMBER OF
           SHARES                    SHARED VOTING POWER
        BENEFICIALLY
           OWNED               6     21,016 shares**
          BY EACH
         REPORTING             -------------------------------------------------
           PERSON                    SOLE DISPOSITIVE POWER
            WITH               7
                                     1,069,646 shares*
                               -------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                               8
                                     -0-
--------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

          9
                     1,090,662 shares

--------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES***

         10

--------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11
                     5.2%

--------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON*

         12
                     IN
--------------------------------------------------------------------------------


* James E. Zimmer, as Trustee of the James Edward Zimmer 1989 Living Trust, is vested with the sole power to dispose and to vote with respect to 1,067,823. Mr. Zimmer may also be deemed to be the beneficial owner of 1,823 shares held by his daughter who is a minor.

** Represents shares allocated to Mr. Zimmer's account in The Men's Wearhouse, Inc. Employee Stock Plan with respect to which Mr. Zimmer may give instructions to the trustee of such plan as to how to vote.

***    See instructions.

JAMES E. ZIMMER                                                PAGE 5 OF 6 PAGES


Item 1.       (a)    Name of Issuer:  The Men's Wearhouse, Inc.

              (b)    Address of Issuer's Principal Executive Offices:
                     40650 Encyclopedia Circle    and    5803 Glenmont Drive
                     Fremont, California 94538           Houston, Texas 77081

Item 2.       (a)    Name of Person Filing:  James Zimmer

              (b)    Address of Principal Business Office or, if none,
                     Residence:
                     5803 Glenmont Drive
                     Houston, Texas 77081

              (c)    Citizenship:  USA

              (d)    Title of Class of Securities:  Common Stock, $.01 par value

              (e)    CUSIP#:  587118100

Item 3.       Not Applicable.

Item 4.       (a)    Amount Beneficially Owned:  1,090,662 shares
              (b)    Percent of Class:     5.2%
              (c)    (i)    Sole Voting Power:  1,069,646 shares
                     (ii)   Shared Voting Power: 21,016 (represents shares
                                  allocated to Mr. Zimmer's account in The Men's Wearhouse, Inc. Employee Stock Plan with respect to which Mr. Zimmer may give instructions to the trustee of such plan as to how to vote)
                     (iii)  Sole Dispositive Power:  1,069,646 shares
                     (iv)   Shared Dispositive Power:  -0-

Item 5.       Not Applicable

Item 6.       Not Applicable

Item 7.       Not Applicable

Item 8.       Not Applicable

Item 9.       Not Applicable

Item 10.      Not Applicable


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  2/3/97
                                   -----------------------------------
                                                   Date



                                               James E. Zimmer
                                   -----------------------------------
                                               James E. Zimmer





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
                                   EXHIBIT A                   Page 6 of 6 Pages
                            AGREEMENT OF JOINT FILING


       The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1(f)(1) of the Act, the amended statement dated February 3, 1997, containing the information required by Schedule 13G, for the shares of common stock of The Men's Wearhouse, Inc. held by the James Edward Zimmer 1989 Living Trust and James E. Zimmer.




                                             JAMES EDWARD ZIMMER 1989 LIVING
                                                TRUST



                                             By James E. Zimmer
                                                ------------------------------
                                                James E. Zimmer, Trustee



                                                James E. Zimmer
                                                --------------------------------
                                                James E. Zimmer





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